                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14D-100)

    TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                            CAREY INTERNATIONAL, INC.
                            (Name of Subject Company)
                            ALUWILL ACQUISITION CORP.
                            CAREY INTERNATIONAL, INC.
                           (Offerors Filing Schedule)
                          CHARTWELL INVESTMENTS II LLC
                             LIMOUSINE HOLDINGS, LLC
                                VIP HOLDINGS, LLC
                              VIP HOLDINGS II, LLC
                              VIP HOLDINGS III, LLC
                               FORD MOTOR COMPANY
                              VINCENT A. WOLFINGTON
                            (Affiliates of Offerors)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    141750109
                      (CUSIP Number of Class of Securities)

               VINCENT A. WOLFINGTON                                      TODD R. BERMAN
         CHAIRMAN AND CHIEF EXECUTIVE OFFICER                               PRESIDENT
               CAREY INTERNATIONAL, INC.                           CHARTWELL INVESTMENTS II LLC
        4530 WISCONSIN AVE., N.W., FIFTH FLOOR                    717 FIFTH AVENUE, 23RD FLOOR
                WASHINGTON, D.C.  20016                             NEW YORK, NEW YORK 10022
                    (202) 895-1200                                        (212) 521-5500
   (Name, Address and Telephone Number of Person            (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on       Authorized to Receive Notices and Communications on
      Behalf of Carey International, Inc.)                             Behalf of the Offerors)

                                 WITH A COPY TO:

                JOHN P. DRISCOLL, JR.                                RUSSELL W. PARKS, JR.
                   JAMES E. DAWSON                                     PAUL A. BELVIN
            NUTTER, MCCLENNEN & FISH, LLP                AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
               ONE INTERNATIONAL PLACE                   1333 NEW HAMPSHIRE AVENUE, N.W., SUITE 400
                  BOSTON, MA  02110                                 WASHINGTON, DC 20036
                   (617) 439-2000                                     (202) 887-4000

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
                                                       Amount of Filing Fee*
          Transaction Valuation*

--------------------------------------------------------------------------------
               $214,868,310                                $42,973.66
--------------------------------------------------------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of Carey International, Inc. at the tender offer price of $18.25 per Share. As of July 24, 2000, there were (1) 9,848,729 Shares issued and outstanding and (2) unexercised options and warrants to acquire 1,924,877 Shares with an exercise price of less than $18.25 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 9,848,729 Shares outstanding and 1,924,877 Shares subject to options and warrants to purchase Shares with an exercise price of less than $18.25 per Share, and (2) $18.25 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $42,973.66         Filing Party: Carey International, Inc.
Form or Registration No.: Schedule TO    Date Filed: August 3, 2000


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[X]  Going-private transaction subject to Rule 13e-3.
[_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 3, 2000, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 2000 and Amendment No. 2 thereto filed with the Commission on September 7, 2000 (the "Schedule TO"), by Carey International, Inc., a Delaware corporation ("Carey International"), and Aluwill Acquisition Corp., a Delaware corporation ("Acquisition Company"), VIP Holdings, LLC, a Delaware limited liability company, VIP Holdings II, LLC, a Delaware limited liability company, VIP Holdings III, LLC, a Delaware limited liability company, Limousine Holdings, LLC, a Delaware limited liability company ("Parent"), Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"), Ford Motor Company, a Delaware corporation ("Ford"), and Vincent
A. Wolfington and, among other things, adds Acquisition Company, Holdings (as defined below), Parent, Chartwell and Ford as Rule 13e-3 filing persons. Carey International and Acquisition Company are collectively referred to herein as the "Offerors." VIP Holdings, LLC, VIP Holdings II, LLC and VIP Holdings III, LLC (collectively, "Holdings") and Parent, Chartwell and Ford are affiliates of Acquisition Company (the "Affiliates"). The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding shares of Carey International's common stock, par value $0.01 per share, at a price of $18.25, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer." Capitalized terms used by not defined herein have the meanings assigned to such terms in the Offer to Purchase.

ITEM 4

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer to Purchase is amended by adding a new last paragraph on page 13 under the section titled "Recommendation of the Board of Directors; Fairness of the Offer and the Merger -- The Board of Directors" as follows:

          "None of Acquisition Company, Holdings, Parent, Chartwell or Ford has undertaken any formal evaluation of the fairness of the Merger to the holders of Shares (other than the Management Shareholders). Based, however, upon their consideration of, among other things, (i) the matters considered by and the conclusions of the Special Committee and the Board discussed above, (ii) the fact the Board has received the BGC Opinion to the effect that, as of the date of the BGC Opinion and subject to the assumptions, limitations and qualifications set forth in the BGC Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Management Investors) was fair, from a financial point of view, and (iii) the fact that the Special Committee has received the FBR Opinion to the effect that, as of the date of the FBR Opinion and subject to the assumptions, limitations and qualifications set forth in the FBR Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Management Investors) was fair from a financial point of view, each of Acquisition Company, Holdings, Parent, Chartwell and Ford believes that the Offer and the Merger are fair to holders of Shares

(other than the Management Investors). Each of Acquisition Company, Holdings, Parent, Chartwell and Ford also believes the Offer and the Merger are procedurally fair to the holders of Shares (other than the Management Investors) for the reasons referred to above as having been taken into account by the Board."

     The Offer to Purchase is amended by revising the penultimate paragraph on page 13 under the section titled "Recommendation of the Baord of Directors; Fairness of the Offer and the Merger - The Board of Directors" (which paragraph was added by Amendment No. 2) to read as follows:

     "Mr. Wolfington believes that the Offer and the Merger are procedurally fair to the holders of Shares (other than the Management Investors) for the reasons referred to above as having been taken into account by the Board."

                                   SIGNATURE

  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2000

                                  Carey International, Inc.

                                  By: /s/ Vincent A. Wolfington
                                      -------------------------------
                                  Name: Vincent A. Wolfington
                                  Title: Chairman and Chief Executive Officer

                                  Aluwill Acquisition Corp.

                                  By: /s/ Todd Berman
                                   -------------------------------
                                  Name: Todd Berman
                                  Title: President

                                  Limousine Holdings, LLC

                                  By:  /s/ Todd Berman
                                   -------------------------------
                                  Name:  Todd Berman
                                  Title:  Manager

                                  VIP Holdings, LLC

                                  By: /s/ Todd Berman
                                   -------------------------------
                                  Name: Todd Berman
                                  Title: Manager

                                  VIP Holdings II, LLC

                                  By: /s/ Todd Berman
                                   -------------------------------
                                  Name: Todd Berman
                                  Title: Manager

                                  VIP Holdings III, LLC

                                  By: /s/ Todd Berman
                                   -------------------------------
                                  Name: Todd Berman
                                  Title: Manager

                                  Chartwell Investments II LLC

                                  By: /s/ Todd Berman
                                   -------------------------------
                                  Name: Todd Berman
                                  Title: Manager

                                  Ford Motor Company

                                  By: /s/Peter Sherry
                                   -------------------------------
                                  Name: Peter Sherry
                                  Title: Assistant Secretary

                                  /s/ Vincent A. Wolfington
                                   -------------------------------
                                  Vincent A. Wolfington

                                 EXHIBIT INDEX


(a)(1)(i)*    Offer to Purchase.
(a)(1)(ii)*   Letter of Transmittal.
(a)(2)** Letter to Stockholders from Vincent A. Wolfington, Chairman and Chief Executive Officer of Carey International, dated
              August 3, 2000.
(a)(3)*       See exhibit (a)(1)(i).
(a)(4)        Not applicable.
(a)(5)(i)*    Notice of Guaranteed Delivery.
(a)(5)(ii)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(iii)*  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(5)(iv)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(v)* Press Release dated July 19, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 19, 2000.
(a)(5)(vi)* Letter to Employees, Subsidiaries and Licensees dated July 20, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 20, 2000.
(a)(5)(vii)*  Summary Advertisement dated August 3, 2000.
(a)(5)(viii)* Press Release dated August 31, 2000.
(a)(5)(ix)*   Press Release dated September 7, 2000.
 (b)(i)* Senior Credit Facility Commitment Letter, dated July 12, 2000, by and among Chartwell, First Union National Bank, Fleet National Bank, First Union Securities and Fleet Robertson Stephens Inc.
 (b)(ii)* Senior Subordinated Note Commitment Letter, dated July 12, 2000, by and among Chartwell, GarMark Advisors L.L.C. and First Union Investors, Inc.
 (b)(iii)* Form of Loan Agreement by and between Acquisition Company and Carey International.
(c)(1)**      Opinion of Benedetto, Gartland & Company, Inc., dated
              July 15, 2000.
(c)(2)* Presentation by Benedetto, Gartland & Company, Inc., made to Carey International's Board of Directors on July 15, 2000.
(c)(3)**      Opinion of Friedman Billings Ramsey & Co., Inc., dated
              July 15, 2000.
(c)(4)* Presentation of Friedman Billings Ramsey & Co., Inc., made to the Special Committee of the Board of Directors on July 15, 2000.
(d)(i)* Agreement and Plan of Merger, dated as of July 19, 2000, by and among Carey International, Acquisition Company, Parent and Eranja Acquisition Sub, Inc. and certain exhibits thereto. Incorporated by reference to Exhibit 2.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.
(d)(ii)* Stock Option Agreement, dated as of July 19, 2000, by and among Parent, Acquisition Company and Carey International. Incorporated by reference to Exhibit 4.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.

(d)(iii)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Vincent A. Wolfington.
(d)(iv)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Don R. Dailey.
(d)(v)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and David
              H. Haedicke.
(d)(vi)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Devin
              J. Murphy.
(d)(vii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Sally
              A. Snead.
(d)(viii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Guy C. Thomas.
(d)(ix)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Eugene
              S. Willard.
(d)(x)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and John C. Wintle.
(d)(xi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Vincent A. Wolfington.
(d)(xii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Don R. Dailey.
(d)(xiii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Richard A. Anderson, Jr.
(d)(xiv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and David H.Agreement to enter into Option Exercise/Cancellation Agreement, dated Haedicke.
(d)(xv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Gary L. Kessler.
(d)(xvi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Devin J. Murphy.
(d)(xvii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Sally A. Snead.
(d)(xviii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Guy C. Thomas.
(d)(xix)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Eugene S. Willard.
(d)(xx)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and John C. Wintle.
(e)(i)* Form of Letter Agreement to be entered into by and between Chartwell and Acquisition Company.
(e)(ii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Chartwell.
(e)(iii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Ford.

(f)** Section 262 of the Delaware General Corporation Law regarding Appraisal Rights.
(g)           Not applicable.
(h)           Not applicable.
____________
* Previously filed.
**  Included in copies of the Offer to Purchase (Exhibit (a)(1)(i)).